December 30, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rucha Pandit and Mara Ransom, Office of Trade & Services

Re:	MANSE USA LLC
Offering Statement on Form 1-A
Filed December 12, 2024
File No. 024-12547

Dear Ms. Pandit and Ms. Ransom:

On behalf of our client, MANSE USA LLC (the “Company”), we submit this letter setting forth the response of the Company to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 18, 2024 (the “Comment Letter”) with respect to the Company’s offering statement on Form 1-A filed December 12, 2024 (the “Offering Statement”).

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offering Statement.

We remain available to discuss with the Staff via telephone conference any of the responses set forth below, or any of the modifications to the Offering Statement.

Offering Statement on Form 1-A

General

1. Please provide an interim balance sheet as of a date no earlier than six months after the most recently completed fiscal year end and revise your related disclosure under “Management’s Discussion and Analysis” accordingly. Refer to Part F/S(c)(1) and (b)(3)(B) of Form 1-A.

Company Response. The Company has revised the Offering Statement on pages F-3–F-5 to include the requested interim financial information. We have also correspondingly revised page 14 of the Offering Statement to update the MD&A section to reflect the updated interim balance sheet.

We hope that the foregoing has been responsive to the Staff’s comments. Should the revised Offering Statement meet the Staff’s requirements, the Company hereby respectfully requests qualification upon your review. The Company hereby confirms that no participant in the proposed offering receives compensation that it is required to clear with FINRA.

Please direct any questions or comments regarding the foregoing to Simon Wood at (212) 969-4333 or Frank Zarb at (202) 416-5870.

Very truly yours,

/s/ Simon Wood

cc:	Christophe Vattier
Richard Mogni
Frank Zarb